Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY BLEND LABS, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

May 28, 2021

Via EDGAR and Secure File Transfer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anna Abramson
Jeff Kauten
Melissa Kindelan
Christine Dietz

Re:	Blend Labs, Inc.
Draft Registration Statement on Form S-1
Submitted April 15, 2021
CIK No. 0001855747

Ladies and Gentlemen:

On behalf of our client, Blend Labs, Inc. (“Blend” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 11, 2021, relating to the above referenced Draft Registration Statement on Form S-1 submitted to the Commission on April 15, 2021 (the “Draft Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Draft Amendment No. 1”). For the Staff’s reference, we are providing to the Staff a copy of this letter as well as both a clean copy of Draft Amendment No. 1 and a copy marked to show all changes from the version confidentially submitted on April 15, 2021.

Blend Labs, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

AUSTIN BEIJING BOSTON BRUSSELS HONG KONG LONDON LOS ANGELES NEW YORK PALO ALTO

SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

Securities and Exchange Commission

May 28, 2021

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement submitted on April 15, 2021), all page references herein correspond to the page of Draft Amendment No. 1.

Prospectus Summary, page 1

1.

You describe your product as the “market-leading cloud-based software platform for financial services firms.” Please disclose the basis for your characterization that you have a market-leading platform and describe how this leadership is defined or determined. For example, it is not clear whether you are basing this on objective criteria such as market share or on revenues for competing software platforms in your industry.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s disclosure notes that it is “a” market-leading cloud-based software platform for financial services firms rather than “the” market-leading cloud-based software platform for financial services firms. The Company further submits that as the industry in which the Company operates is nascent and developing, to the best of its knowledge, there are no reputable third-parties covering its industry that have published a definitive report that identifies or reviews the market leaders across a competitive landscape with vendors that offer similar products to the Company’s products. Nevertheless, the Company has developed substantial internal information about its industry, and is confident that it is one of the leading cloud-based software platforms for financial services firms. At this time, a majority of the Company’s revenue is generated from its software designed for financial services firms to streamline mortgage consumer experiences. In this market, the Company is aware of more than ten competitors. Based on publicly available information, the Company estimates that only one of these competitors has comparable market share for number of mortgage transactions. With respect to the Company’s consumer banking offerings for financial services firms more broadly, the Company’s research indicates that other vendors do not currently provide comparable out-of-the-box product offerings that span mortgage, home equity, vehicle loans, credit cards, personal loans, and deposit account opening designed for large financial services firms and available on a single, unified cloud-based software platform. As such, the Company believes it is among the market leaders in cloud-based software platforms for financial services firms.

2.

Please disclose whether all partners are currently active in your ecosystem and clarify whether you account for the size of each new partner (e.g., an individual realtor as compared to a large bank) when calculating the year-over-year increase in partners.

The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 2, 8, 10, 99, 119, 126, and 128 to address the Staff’s comment.

3.	Please balance your discussion of your revenue growth by disclosing your net losses for the periods presented.

The Company respectfully advises the Staff that it has revised and added further disclosure on pages 2 and 120 to address the Staff’s comment.

Blend Labs, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

May 28, 2021

4.

You state that “our customers included 31 of the top 100 financial services firms in the United States by assets under management and 28 of the top 100 non-bank mortgage lenders by loan volume” and you had 291 customers representing $4.6 trillion in assets under management as of December 31, 2020. Disclose the percentage of revenue earned from these customers and provide an explanation of the significance of customers’ assets under management to your business. Also, disclose whether Wells Fargo, U.S. Bank, M&T Bank, Navy Federal Credit Union, Truist, and Primary Residential Mortgage, Inc. are representative of your overall customer base or together represent a material portion of your revenues.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure quoted above is intended to illustrate that the Company offers a software platform that has achieved significant adoption by large and sophisticated financial services firm customers. The Company further submits that, for the Staff’s understanding, in 2020, other than Wells Fargo, which represented [****]% of the Company’s revenue, no single top 100 financial services firm customer or top 100 non-bank mortgage lender customer individually represented more than [****]% of the Company’s revenue. Additionally, in the aggregate, the Company’s financial services firm customers that were among the top 100 by assets under management represented [****]% of the Company’s revenue and the Company’s non-bank mortgage lender customers that were among the top 100 by loan volume represented [****]% of the Company’s revenue. While the number of the Company’s top financial services firm customers and top non-bank mortgage customers are significant for purposes of illustrating the Company’s strength with these types of customers, the Company is not dependent on any such customer for a meaningful portion of its revenue (other than Wells Fargo), and accordingly, the Company believes that disclosing the revenue of any of these customers or the total amount of assets under management of these specific customers would not meaningfully add to an investor’s understanding of the Company’s business.

The Company further submits that it has revised and added further disclosure on pages 2, 120 and 130 to update the list of customers. The Company respectfully advises the Staff that the customers listed on pages 2, 120 and 130 are representative of the Company’s overall customer base. Specifically, Wells Fargo, U.S. Bank, Mountain America Credit Union, Lennar Mortgage, Truist, PRMI, M&T Bank, and BMO Harris Bank were among the Company’s top 25 customers by revenue in 2020. Additionally, the Company has listed Elements Financial Federal Credit Union, Opendoor, and PennyMac in the Draft Registration Statement to highlight the diverse makeup of its customer base and the Company considers these customers to be representative of its non-bank mortgage lender, credit union, and fintech customers. The Company further submits that each customer listed has consented to being listed in the Draft Registration Statement.

The Offering, page 14

5.

You disclose that the shares of convertible preferred stock will automatically convert into shares of common stock immediately prior to the offering. You also disclose on page F27 that the convertible preferred stock automatically converts to shares of Class A common stock immediately upon a “Qualified IPO”. Please revise here to clarify whether the preferred stock converts to class A common stock and then converts to common stock.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 14 to address the Staff’s comment. The Company further submits to the Staff that the Company is currently finalizing its capital structure to be adopted in connection with the offering and this disclosure is subject to change in future amendments to the Draft Registration Statement.

Blend Labs, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

May 28, 2021

Risk Factors

A large percentage of our revenue..., page 20

6.	Please disclose the percentage of your revenue generated by the group of 18 customers that each generated more than $1 million of revenue in 2020.

The Company respectfully advises the Staff that it has revised and added further disclosure on pages 2, 21, 102, 120, and 130 to address the Staff’s comment.

We expect to experience significant growth through strategic acquisitions and partnerships..., page 22

7.

We note that you have provided risk factor disclosure about acquisitions generally and have disclosed that those risks may apply to the acquisition of Title365. Please add a discussion of risks related specifically to the acquisition of Title365.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on pages 56, 57, 58, 59, and 60 to address the Staff’s comment.

Capitalization, page 71

8.

Please revise your pro forma as adjusted information to give effect to the IPO Option described in adjustment (K) on page 65 and reflect the appropriate amount in accumulated deficit for the share-based compensation that will be recorded for the options which vest upon completion of the IPO.

The Company respectfully advises the Staff that it has revised the disclosure on pages 17, 76, and 77 to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 80

9.	The columns Pro Forma Combined Blend Title365 and Blend Labs, Inc. Pro Forma Results do not sum to the amounts presented. It appears both should reflect a net loss, not net income. Please revise.

The Company respectfully advises the Staff that it has revised the disclosure on page 86 to address the Staff’s comment.

10.

Please revise to include the pro forma EPS after the IPO conversion transaction as it appears this presentation would provide material information to investors. Refer to Rule 11-01(a)(8) of Regulation S-X.

The Company respectfully advises the Staff that it has revised the disclosure accordingly on page 86 to address the Staff’s comment.

Blend Labs, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

May 28, 2021

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 86

11.

Please describe for us, in greater detail, the nature of adjustment (N) for estimated decreases in rent expenses and how you determined this was an appropriate adjustment. As part of your response, please tell us whether this is a management adjustment. Refer to Rule 11-02(a)(7) of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Title365 Carve-Out Financial Statements include allocation of costs from Mr. Cooper Group Inc., including rent expense for space which will continue to be leased by Mr. Cooper Group Inc. and therefore will not be assumed by the Company. As such, the Pro Forma Adjustment depicts rent expense, on a pro forma basis, resulting from the Company’s assumed lease obligations.

Furthermore, the Company reviewed Rule 11-02(a)(7) of Regulation S-X and respectfully notes that this pro forma adjustment is not considered a management adjustment, as it is unrelated to synergistic effects which may be realized as part of the transaction.

12.	Revise to quantify each of the items included in adjustment (R). Also, revise to disclose the rate at which the pro forma adjustments were tax effected.

The Company acknowledges the Staff’s comment and has revised the description of adjustment (R) on page 93 to address the Staff’s comment.

13.

We note that adjustment (R) includes the reversal of Blend’s historical deferred tax valuation allowance. Please provide us with your analysis supporting the release of the valuation allowance including the positive and negative evidence considered.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that pursuant to ASC 740-10-30-17, the Company considered all available evidence, both positive and negative, including historic financial results and available information about future years. As part of this analysis, the Company considered the future reversals of taxable temporary differences on a combined reporting basis as a source of taxable income. The acquisition results in taxable temporary differences (deferred tax liabilities) from a step up in basis for definite-lived intangible assets for financial statement reporting purposes with no corresponding step up for tax purposes. The Company has determined that these taxable temporary differences exceed the Company’s historical deductible temporary differences and loss carryforwards, and the reversal patterns support the realization of such deferred tax assets. As a result, the Company reversed its historical valuation allowance since the deferred tax assets are more-likely-than-not to be realized on a combined reporting basis.

In response to the Staff’s comment, the Company has revised the description of adjustment (R) on page 93 to address the Staff’s comment.

Blend Labs, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

May 28, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Business Model, page 91

14.

You disclose that your customer satisfaction survey in the second half of 2020 resulted in “an overall ‘Net Promoter Score’ of 66 among surveyed financial services firm customers.” Please clarify the method by which you calculate your net promoter score and explain how management uses this score to monitor or manage your business. Disclose any underlying assumptions and limitations in how the score is calculated or used.

The Company acknowledges the Staff’s comment and respectfully advises the Staff the Company has revised the disclosure on page 100 to remove the reference to the overall “Net Promoter Score” among surveyed financial services firm customers.

Dollar-Based Net Retention Rate, page 92

15.

We note that the dollar-based retention rates were “above” 140% as of December 31, 2019 and “above” 160% as of December 31, 2020. In order to provide context, revise to provide the specific rates for each period or tell us why such revision is not warranted.

The Company respectfully advises the Staff that it has revised the disclosure on pages 2, 102, 109, 119, and 130 to address the Staff’s comment.

Key Factors Affecting Our Performance, page 93

16.

You disclose that as of December 31, 2020 you had 291 customers including 18 customers generating more than $1 million in annual revenue. Please revise to include such numbers as of December 31, 2019 to provide context to your discussion.

The Company respectfully advises the Staff that it has revised the disclosure on page 102 to address the Staff’s comment.

Business

Our Opportunity, page 110

17.	Please disclose in greater detail the methodology and assumptions underlying your calculation of your total addressable market and your revenue per transaction by subsector.

The Company respectfully advises the Staff that it has revised and added further disclosure on pages 4, 5, and 122 to address the Staff’s comment.

Executive Compensation, page 132

18.	Please file the employment agreements with Messrs. Ghamsari and Mayopoulos and Ms. Sumner as exhibits to your registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Blend Labs, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

May 28, 2021

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company anticipates entering into written employment arrangements with Messrs. Ghamsari and Mayopoulos and Ms. Sumner in connection with the offering, and as such, the Company will file such agreements as exhibits to the registration statement filed after such agreements are entered into. The Company further submits that it has revised the disclosure on page II-5 to include placeholders for the written employment arrangements with each of Messrs. Ghamsari and Mayopoulos and Ms. Sumner to address the Staff’s comment and clarify that these agreements will be filed as exhibits in a future amendment to the Draft Registration Statement.

Certain Relationships and Related Party Transactions, page 146

19.	Please file the agreement with TIAA as an exhibit to your registration statement. Refer to Item 601(b)(ii)(A) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the agreement with TIAA is a contract such as ordinarily accompanies the kind of business conducted by the Company and has been determined not to be material in amount or significance, and it is not a contract to which any director, officer, promoter, voting trustee, security holder named in the Registration Statement, or underwriter is a party. As such, the Company respectfully submits to the Staff that the agreement with TIAA is not required to be filed under Item 601(b)(10)(ii)(A) or any other subsection of Item 601 of Regulation S-K.

Underwriting, page 167

20.	Please disclose the exceptions to the lockup agreements with your officers, directors and existing stockholders.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on pages 182 and 183 to address the Staff’s comment. The Company further submits that the form of lock-up agreement to be entered into with the Company’s officers, directors and existing stockholders in connection with the offering is in the process of being negotiated and, as such, the revised disclosure may be further updated in later amendments to the Draft Registration Statement.

Notes to Consolidated Financial Statements

Note 12. Stock Option Plan, page F-28

21.

Please provide us with a breakdown of all stock-based compensation awards granted in fiscal 2020 and 2021, including the fair value of the common stock used to value each award. To the extent there were any significant fluctuations in the fair values, describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement.

Blend Labs, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

May 28, 2021

The Company respectfully advises the Staff that it granted the following stock options in the fiscal year ended December 31, 2020 and through the date of the Company’s response letter:

Grant Date	Number of Stock Options Granted	Exercise Price per Share of Common Stock ($)	Fair Value Per Share of Common Stock for Financial Accounting Purposes ($)
February 27, 2020	4,156,250	0.77	0.86
March 29, 2020	5,169,250	0.77	0.86
April 12, 2020	1,550,000	0.77	0.86
June 5, 2020	2,310,000	0.86	1.11
June 25, 2020	1,559,000	0.86	1.21
September 24, 2020	5,566,000	1.22	1.84
November 29, 2020	3,211,000	1.22	2.31
March 12, 2021	10,665,023	2.86	4.67
March 22, 2021	205,000	2.86	4.67
March 31, 2021	7,679,615	2.86	4.67
March 31, 2021	78,171,543	2.86	4.67
May 28, 2021	11,894,750	4.67	**

The estimate of the fair value per share of the Company’s common stock and the exercise price per share have been determined at each grant date by the Company’s Board of Directors (“Board”), with inputs from management and contemporaneous common stock valuation reports (“Valuation Reports”) provided by a reputable third-party valuation firm. The Valuation Reports were performed in accordance with guidelines outlined in the American Institute of Certified Public Accountants (“AICPA”) Practice Aid, Valuations of Privately-Held Company Equity Securities Issued as Compensation.

Blend Labs, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

May 28, 2021

For financial accounting purposes, and as further described below, the Company reassessed the fair value used for computing stock-based compensation expense after considering the fair value reflected on subsequent Valuation Reports and other facts and circumstances on the date of grant. The Company did not reassess the fair value of the common stock subsequent to the grants made on May 28, 2021, as it has not performed a valuation subsequent to that date.

Stock Options Granted in Fiscal Year 2020

April 2020

In April 2020, the Company with the assistance of a third-party valuation firm performed a valuation of the Company’s common stock as of April 18, 2020 (the “April 2020 Valuation Report”) utilizing the Option Pricing Method (“OPM”), which utilized a market and income approach in determining the Company’s enterprise value. The April 2020 Valuation also considered secondary transactions involving the Company’s capital stock. The Company applied a weighting of 75% to the OPM and 25% to the secondary transactions and determined the fair value of common stock to be $0.86 per share.

On June 5, 2020 and June 25, 2020, after considering aforementioned facts, the Board determined the fair value of the Company’s common stock to be $0.86 per share and granted stock options to purchase shares of common stock with an exercise price of $0.86 per share.

For financial reporting purposes, the Company reassessed the estimate of the fair value of the Company’s common stock in connection with the February 27, 2020, March 29, 2020 and April 12, 2020 grants, and determined the fair value per share for financial accounting purposes to be $0.86 per share.

June 2020

At the end of the second quarter of 2020, the Company received a term sheet from a new investor to lead its Series F Preferred Stock Financing (the “Series F Financing”). The Series F Financing was completed in August 2020 in which the Company issued 29,720,954 shares at a price of $2.58 per share. As a result, the Company with the assistance of a third-party valuation firm performed a valuation of the Company’s common stock as of June 27, 2020 (the “June 2020 Valuation Report”). The June 2020 Valuation was completed concurrently with the Series F Financing and utilized a market approach using the Back-Solve Method to determine the Company’s enterprise value. The Back-Solve Method infers market value implied by a financing transaction on an arm’s-length basis. The June 2020 Valuation Report also considered secondary transactions involving the Company’s capital stock. The Company applied a weighting of 75% to the Back-Solve Method and 25% to the secondary transactions and determined the fair value of common stock to be $1.22 per share.

On September 24, 2020 and November 29, 2020, after considering the aforementioned facts, the Board determined the fair value of the Company’s common stock to be $1.22 per share and granted stock options to purchase shares of common stock with an exercise price of $1.22 per share.

For financial reporting purposes, the Company reassessed the estimate of the fair value of the Company’s common stock in connection with the June 5, 2020 and June 25, 2020 grants using a straight-line basis to interpolate the estimated fair value during the period between the April 2020 Valuation Report and the June 2020 Valuation Report, and determined the fair value per share for financial accounting purposes for the June 5, 2020 and June 25, 2020 grants to be $1.11 and $1.21, respectively.

Blend Labs, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

May 28, 2021

November 2020

On November 30, 2020, the Company received a term sheet from a new investor to lead its Series G Preferred Stock Financing (the “Series G Financing”) and a concurrent tender offer, in which the Company would facilitate for eligible participants the sale of up to $50 million of capital stock to the Series G Financing investors. The Series G Financing was completed in March 2021 in which the Company issued 67,255,705 shares at a price of $4.61 per share. The tender offer was launched in January 2021 at a purchase price of $4.15 per share (or a 10% discount to the Series G Financing price) and was completed in early March 2021. As a result, the Company with the assistance of a third-party valuation firm performed a valuation of the Company’s common stock as of November 30, 2020 (the “November 2020 Valuation”). The November 2020 Valuation utilized a market approach using the Back-Solve Method to determine the Company’s enterprise value. The November 2020 Valuation also considered secondary transactions involving the Company’s capital stock. The Company applied a weighting of 70% to the Back-Solve, 20% to the tender offer price, and 10% to the secondary transactions, and determined the fair value of common stock to be $2.31 per share.

The Company did not grant stock options in reliance of the November 2020 Valuation Report.

For financial reporting purposes, the Company reassessed the estimate of the fair value of the Company’s common stock in connection with the September 24, 2020 and November 29, 2020 grants using a straight-line basis to interpolate the estimated fair value during the period between the June 2020 Valuation Report and the November 2020 Valuation Report, and determined the fair value per share for financial accounting purposes to be $1.84 and $2.31, respectively.

Stock Options Granted to Date in Fiscal Year 2021

March 2021

In March 2021, the Company commenced IPO readiness procedures and agreed on a near-term IPO timeline to provide the Company with the greatest optionality of being a public company. With the commencement of IPO readiness procedures, the Company, with the assistance of a third-party valuation firm, performed a supplemental update to the November 2020 Valuation Report (the “March Supplemental Update”). The supplemental update to the November 2020 Valuation included a hypothetical IPO price added to the valuation approaches, in which the Company applied a weighting of 50% to the Back-Solve, 20% to the hypothetical IPO price, 20% to the tender offer price, and 10% to secondary transactions, which determined the fair value of common stock to be $2.86 per share. The Company applied a 20% weighting to the hypothetical IPO scenario due to the following events and considerations that occurred in March 2021:

•	The Company held an organizational meeting in early March 2021 and established a near-term IPO timeline.

•	The Company commenced drafting sessions with investment bankers on the registration statement.

Blend Labs, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

May 28, 2021

•

The Company entered into a definitive agreement to acquire 90.1% ownership of Title365 for a purchase price of approximately $422.0 million in cash, subject to adjustments (“Planned Acquisition”). To finance the acquisition, the Company obtained a commitment letter for debt financing in the form of a $225.0 million term loan and a $25.0 million revolving credit facility. The term loan is expected to be funded at the closing of the acquisition to assist in the payment of the purchase price. The Planned Acquisition is not contingent or dependent on an IPO.

•

Due to the significance of the Planned Acquisition and the concurrent IPO plans, the Company applied a low weight to the IPO scenario of 20%. The Company believed it was of high importance to its IPO plans and timeline to develop the integration plan for Title365, progress on strategic discussions focused on product and go-to-market strategies with the Title365 management team, and build a financial model incorporating Title365.

On March 12, 2021, March 22, 2021, and March 31, 2021, after considering the aforementioned facts, the Board determined the fair value of the Company’s common stock to be $2.86 per share and granted stock options to purchase shares of common stock with an exercise price of $2.86 per share (the “March 2021 Grants”).

May 2021

In May 2021, the Company with the assistance of a third-party valuation firm performed a valuation of the Company’s common stock as of May 1, 2021 (the “May 2021 Valuation Report”). The valuation used a combination of the OPM and the Probability Weighted Expected Return Method (“PWERM”) known as the Hybrid Method, which incorporated a probability of a liquidity event, such as an IPO, into determining the fair value of common stock. The May 2021 Valuation also considered secondary transactions involving the Company’s capital stock. The Company applied a weighting of 50% to the IPO Scenario, 30% to the OPM, and 20% to secondary transactions, which determined the fair value of common stock to be $4.67 per share.

The significant fluctuation in the fair value between March and May 2021 was due to the following events:

•

During the period from the end of March through the end of April 2021, the Company made significant progress towards integration planning for Title365, strategic discussions around product and go-to-market strategies and synergies between the Company and Title365, and significant progress towards building its financial model incorporating projected financial information of the combined entities. The activities during this period of time were critical for the Company in assessing its progress towards an IPO, in particular the activities associated with its combined strategy and operating plan due to the material nature of the Title365 pending acquisition.

•

In addition, the Company made progress towards its IPO timeline with the confidential submission of its draft registration statement filed in April 2021, commenced preparation procedures for test the waters investor meetings, and held discussions with various stock exchanges.

Blend Labs, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

May 28, 2021

In the first quarter of fiscal 2021, for financial reporting purposes, in connection with the preparation of the Company’s financial statements for the three months ended March 31, 2021, the Company reassessed the estimate of the fair value of the Company’s common stock in connection with the March 2021 Grants using the common stock fair value determined by the May 2021 Valuation Report, and determined the fair value per share for financial accounting purposes to be $4.67 per share. In addition, the Company reassessed the estimate of the fair value of the Company’s common stock in connection with other stock-based compensation transactions, including the third-party tender offer completed in March 2021, sales of employee stock on the secondary market to existing investors during the quarter, and the exchange of Founder’s Preferred Stock to Series G Preferred stock in January 2021.

On May 28, 2021, after reviewing aforementioned facts, the Board determined the fair value of the Company’s common stock to be $4.67 per share and granted stock options to purchase shares of common stock with an exercise price of $4.67 per share.

Note 16. Subsequent Events, page F-36

22.

For the Founder option granted in March 2021, revise to disclose the amount of compensation expense to be recorded upon completion of the IPO. Also, disclose the estimated stock-based compensation to be recognized for the other stock option grants awarded subsequent to the most recent balance sheet date. Refer to ASC 855-10-50-2.

The Company respectfully advises the Staff that it has revised and added further disclosure accordingly on page F-37 to address the Staff’s comment.

General

23.

Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.

The Company respectfully advises the Staff that, under separate cover, it has concurrently herewith supplementally provided the Staff with copies of the written materials that have been presented visually, but not distributed, to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act of 1933, as amended. The Company respectfully requests that the Staff destroy such materials upon completion of its review. To the extent that any written communications may in the future be presented to additional potential investors, the Company will provide the Staff with copies of any such written communications.

*****

Blend Labs, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

May 28, 2021

Please direct any questions regarding the Company’s responses or Draft Amendment No. 1 to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Nima Ghamsari, Blend Labs, Inc.

Marc Greenberg, Blend Labs, Inc.

Crystal Sumner, Blend Labs, Inc.

Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.

Catherine D. Doxsee, Wilson Sonsini Goodrich & Rosati, P.C.

Bradley C. Weber, Goodwin Procter LLP

Mitzi Chang, Goodwin Procter LLP

Julia R. White, Goodwin Procter LLP

Blend Labs, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.